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                             September 3, 2021

       Lei Xia
       Chief Executive Officer and Director
       ICZOOM Group Inc.
       Room 102, Technology Bldg., International e-Commerce Industrial Park 105 Meihua Road
       Futian, Shenzhen China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed August 23,
2021
                                                            File No. 333-259012

       Dear Mr. Xia:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. Please refer to the prospectus cover page and the third paragraph. Please revise the first sentence to clarify
that you are not a Chinese operating company but rather a holding company incorporated in
the Cayman Islands. Additionally, please clarify that investors may never directly hold
equity interests in a Chinese operating company. Please revise to clearly state that the
VIE structure is being used to replicate foreign investment in a
                                                        Chinese-based company
because Chinese law prohibits direct foreign investment in
                                                        internet-based
businesses, as opposed to saying that you control your VIE through contractual
arrangements to comply with PRC laws. In addition, we note your statement that you generate
"most, if not all," of your revenue from operations of your wholly
 Lei Xia
FirstName LastNameLei  Xia
ICZOOM Group    Inc.
Comapany 3,
September NameICZOOM
             2021        Group Inc.
September
Page 2    3, 2021 Page 2
FirstName LastName
         foreign owned entity. To the extent you generate all of your revenues through your
         WOFE, please state this directly.
Prospectus Summary, page 5

2.       Please move the diagram of the company   s corporate structure and the
description of the
         relevant contractual agreements and how this type of corporate structure may affect investors to earlier in the prospectus summary. Please also include disclosure as to how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
5. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule -
         depicting the financial position, cash flows and results of operations for the parent, the
 Lei Xia
ICZOOM Group Inc.
September 3, 2021
Page 3
         consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
Risks Related to Doing Business in China, page 13

6. We note that the Chinese government continues to exert more oversight and control over
         Chinese technology firms. Please revise to acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers in the technology field could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
We conduct our business through Pai Ming Shenzhen..., page 40

7. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
The Chinese government exerts substantial influence..., page 45

8.     Given the Chinese government   s significant oversight and discretion
over the conduct of
       your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
FirstName LastNameLei Xia
       based issuers, acknowledge the risk that any such action could significantly limit or
Comapany    NameICZOOM
       completely            Group
                    hinder your     Inc.to offer or continue to offer
securities to investors and
                                ability
       cause
September   3,the value
               2021     of3such securities to significantly decline or be
worthless.
                     Page
FirstName LastName
 Lei Xia
FirstName LastNameLei  Xia
ICZOOM Group    Inc.
Comapany 3,
September NameICZOOM
             2021        Group Inc.
September
Page 4    3, 2021 Page 4
FirstName LastName
Exhibits

9. The tax opinion filed as exhibit 8.1 says that it is not to be disclosed to or relied upon any person other than the addressee, except in certain circumstances where disclosure is required to be made, but in those cases it is only on a non-reliance basis. Please remove the limitation that such disclosure is permitted only on a non-reliance basis, as this suggests that investors in the offering are not entitled to rely on the opinion. See Staff
         Legal Bulletin 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services